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                                                                    EXHIBIT 6.11

                             AGREEMENT AND CONTRACT

AGREEMENT made as of this 22nd day of June, 1998, between

         MegaWorld Leisure, Inc., 430 Park Avenue, New York, N.Y. 10022 (the Company)

         and

         Mr. Kenneth Miller, d/b/a Global Marketing Group, Ltd. (GMG), 119 West 57th Street, Suite 1620, New York, N.Y. 10019 (the 'Employee')

WITNESSETH

         WHEREAS, the Company desires to employ Mr. Miller of (GMG) as an executive officer with the title of President; and

         WHEREAS, Mr. Miller is prepared to accept such employment and to perform services on behalf of the Company, and to execute this Agreement, upon terms and conditions contained herein.

         In consideration of the conditions contained and for good and valuable, consideration, the parties agree as follows:

1. The Company, MegaWorld Leisure, Inc., is a wholly owned subsidiary of MegaWorld, Inc. (MEGW), and will be headed by Michael Giamalvo as Chairman. Mr. Ken Miller will be offered a seat on the Board of Directors of MegaWorld Leisure, Inc. The role of MegaWorld Leisure, Inc. will be to develop and manage time-share properties in a profitable and growth orientated manner.

2. This enterprise will own, lease, franchise, operate and market time-share units and those properties (castles, chateau's, resorts and hotels) which the Company currently owns and/or will subsequently acquire.

3. MegaWorld Inc., will properly fund its subsidiary MegaWorld Leisure, Inc. and this funding will include certain costs for site improvements including but not limited to; public areas, property upgrade unit decoration, model units, the Welcome Center, etc. The Company will also fund the required marketing materials and lead generation as standard procedure within the timeshare industry for a project of this type.

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4. The first property-to be developed will be the Castello Torre Ratti located in northern Italy, Mr. Miller and his group will initiate development, marketing and sales on the existing units. MegaWorld Leisure, Inc. will expand the property to additional 100 units (or more) which will generate sales of 5,000 memberships priced at US $17,500 to US $35,000 gross per time-share unit. Miller will initiate the sales as soon as possible, and will start with Charter Member prices of US $15,000. Mr. Miller will also create a Class 'B' membership that can accommodate up to an additional 10,000 Castello Club Members.

Mr. Miller's responsibilities under this contract will include but not be limited to the following;

          (a)  Defining the "Mission Statement" of MegaWorld Leisure.

          (b) Preparing the relevant Marketing Concepts and Plans for each property.

          (c)  Executing and managing these plans.

          (d)  Recruiting and managing various Project Directors.

          (e)  Identifying new projects and properties for the Company.

          (f) Conceiving, defining and producing all necessary marketing and promotional materials, starting with the Castello Torre Ratti project.

5. The Board of MegaWorld, Inc. will be guided by Mr. Miller's recommendations, however the final decision will be only taken and approved by The Board of MegaWorld, Inc.

6. Subject to the terms and conditions of this Agreement, the Company enters into a three (3) year contract with Mr. Miller whereby Mr. Miller and (GMG) will act as consultants and advisers to MegaWorld Leisure, Inc. to develop the marketing and sales of time-share units for properties currently owned and/or to be acquired by MegaWorld Leisure, Inc. or the parent company MegaWorld, Inc.

7. The Company employs Mr. Miller (GMG) and Mr. Miller and (GMG) agree to serve the Company, during the term and subject to the supervision of the Company's elected Board of Directors, as the President of the Company, to perform the duties listed plus other duties assigned to Miller by the Board of Directors provided these duties are consistent with the position of a senior executive officer.

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8. Subject to supervision of the Board of Directors Mr. Miller shall, during the term perform duties and services for the Company, as are normally performed, by a senior executive officer in charge of marketing and sales of a timeshare company. During the term Mr. Miller shall devote his time to the business and affairs of the Company. Miller shall, during each year be entitled, without loss of pay, to 4 weeks paid vacation at such time as shall be mutually acceptable to the Company and Mr. Miller.

9. Mr. Miller shall perform his services at the Company's New York office, or at other locations as the Company shall designate and at Global Marketing Group's office at 119 West 57th Street, New York, New York.

10. The term of this Agreement is for three years and then renewable annually. The term of this Agreement shall be for the period commencing on the date hereof and ending on July 31, 2001. At the expiration of this term, this Agreement, shall be automatically renewed and extended for successive one year periods (hereinafter "Renewal Periods") unless canceled, in writing to Mr. Miller, by the Board of MegaWorld Leisure Inc, or the Board of MegaWorld, Inc.

11. In consideration for services rendered by Mr. Miller (GMG) for the benefit of the Company the Company shall compensate Mr. Miller as follows;

     (a) The Company shall pay Mr. Miller the sum of US $10,000 payable per month ("Base Compensation") for each month commencing July 1, 1998. This amount to be paid US $4,000 on the first day of each month, and US $4,000 on the 15th day of each month (or closest date if 1st and 15th falls on a weekend or holiday. The additional sum of US $2,000 per month will be paid retroactively after MegaWorld Leisure; Inc. has completed sales of 100 time-share units.

     (b) The Company shall pay to Mr. Miller, a commission equal to two and one half percent (2-1/2%) on Gross Sales received by the Company. Payment of this amount will be due and payable 90 days in arrears. For purposes of this Agreement the term "Gross Sales" shall mean the sum of; cash payments, cash down payments and money's received by the Company from sales either factored or financed by the Company.

     (c) A stock option of 400,000 Shares of MegaWorld 144 Legend Stock will be offered to Mr. Miller upon his signing of this Agreement, at a notional price of US $3.50. This notional price will reduce by a percentage basis to reflect the achievement of the minimum sales revenue achieved within three years (3) years of the date of this contract. If the minimum sales target (US $15,000,000) is achieved then the actual price for each share of MegaWorld 1,44 Legend Stock will be US $0.01. If fifty percent (50%) of the sales target us achieved, the purchase price of this 144 Legend Stock will be US $1.75 (details in final

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          contract to be more specific).

     (d) Additional income/stock to be derived as Mr. Miller develops new profit centers for, the Company. The amount and type of this additional compensation will be decided by the Board of MegaWorld, Inc. and may be along the lines of Mr. Miller's compensation in this Agreement.

     (e) Should Mr. Miller and his group fail to achieve a level of US $7,500,000 in time-share sales in the course of 3 years, the Board of MegaWorld Leisure, Inc., at its sole discretion, will decide the price and amount of the stock, which may be offered to Mr. Miller.

     (f) If during the term Mr. Miller shall be the procuring cause of an investor providing the Company an equity investment in any transaction in which the Company has an interest, the Company will pay to Mr. Miller, a bonus ("Equity Compensation") in an amount TBD.

     (g) If during the term Mr. Miller shall be the procuring cause of an investor of a financial institution providing the Company with the proceeds of debt in any transaction in which the Company has an interest, the Company shall pay to Mr. Miller a bonus in an amount to be determined by the Company.

     (h) If during the term Mr. Miller shall be the procuring cause for the Company to enter into a transaction in which the Company has an interest, the Company and Mr. Miller shall, prior to the acquisition of any such interest by the Company, agree upon the compensation to be paid to Mr. Miller.

12. The Company shall reimburse Mr. Miller for all ordinary and necessary expenses including and without limiting the generality of the following; entertainment, travel, office items, delivery services, phone, fax and like expenses which Miller may incur in connection with performance of his duties for the Company (in accordance with the guidelines of the Internal Revenue Service for the deductibility of business expenses). These expenses shall be reimbursed to Mr. Miller within 10 days upon his presenting receipts and statements for expenditures above US $25 in accordance with procedures of the Company.

13. During period of illness or other incapacity or disability preventing Miller from performing his duties, Mr. Miller shall be entitled to receive full compensation, provided Mr. Miller is prevented from performing the duties required by him for a continuous period of 120 days, then the compensation to which Mr. Miller shall be entitled shall be one-half that specified in paragraph 11(a) and, if Mr. Miller shall be prevented from performing his duties for a continuous period of 240 days, then the Company shall have the option, on sixty
(60) days written notice given to Miller after 240 days, to terminate

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this Agreement If the Company elects to exercise said option and terminate this
Agreement it shall be obligated to pay Mr. Miller his commissions due for the time employed including the 240 day extension. This provision continuous to the end of the term (June 30, 2001).

14. Mr. Miller may continue to engage in business activities, which are non-competitive with MegaWorld, Inc. or any of its present or future subsidiaries.

15. In addition to the above, Mr. Miller shall be entitled to all rights and benefits for which any salaried executive of the Company shall be eligible including any profit sharing, pension plans, stock option or stock purchase plan and medical benefits of other plan for the payment of benefits to employees of the Company. Mr. Miller has option to utilize his own Major Medical Plan and the Company shall compensate Mr. Miller $850 per month for medical coverage if Mr. Miller elects to use his own Major Medical Plan during the term of this Agreement.

16. Any notices given by either party to the other shall be in writing and be hand delivered or mailed, first class mail, postage prepaid, certified, return receipt requested, to the respective party at the address indicated on the first page of this Agreement.

17. Any disputes, claims or controversies arising from this Agreement shall be submitted to and settled by binding arbitration to be held in the City of New York, State of New York in accordance with the rules and regulations of the American Arbitration Association, and the award of the arbitrators shall be enforceable. Any such arbitration shall be held before three arbitrators, one designated by Mr. Miller, one designated by the MegaWorld, Inc., and one designated by the other two arbitrators. The prevailing party in any such arbitration shall be entitled to reimbursement for all costs and expenses incurred in connection with such arbitration including, reasonable Attorney's fees.

18. This Agreement sets forth the entire Agreement between the parties and shall be governed in accordance with the laws of New York, and cannot be altered, amended, modified, terminated or rescinded (except as noted in 10 above) except in writing executed by both of the parties, and shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, transferees, heirs, assigns and beneficiaries.

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IN WITNESS THEREOF, the parties hereto have executed this Agreement as of this
22nd day of June 1998.


/s/ Ken Miller

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MR. KEN MILLER
President
GLOBAL MARKETING GROUP, INC.


/s/ Michael Giamalvo

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MICHAEL GIAMALVO
Chairman
MEGAWORLD LEISURE, INC.


/s/ David Mahy

-----------------------------
DAVID W. MAHY
Chief Operating Officer
MEGAWORLD, INC.